UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Infineon Technologies AG

File No. 333-160601 - CF#23869

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Infineon Technologies AG submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-3 registration statement filed on July 16, 2009, as amended.

Based on representations by Infineon Technologies AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through July 16, 2012
Exhibit 10.3	through February 28, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel